UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 19)*

                                J2 COMMUNICATIONS
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    466254208
                                 (CUSIP Number)

                             STEPHEN J. DUTTON, ESQ.
                          Leagre Chandler & Millard LLP
                            1400 First Indiana Plaza
                          135 North Pennsylvania Street
                        Indianapolis, Indiana 46204-2415
                                 (317) 808-3000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 27, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d 1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                               (Amendment No. 19)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         DANIEL S. LAIKIN
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

         PF
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.A.
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        1,529,526*
                                  ----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       1,366,535*
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        1,529,526*
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        1,366,535*
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,896,061*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 63.7%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
                 IN
-------------------------------------------------------------------------------
* Includes options and warrants to acquire Common Stock and Series B Convertible Preferred Stock. See Item 5.

                                  SCHEDULE 13D
                               (Amendment No. 19)
-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                  PAUL SKJODT
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 CANADA
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        310,064*
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       1,386,535*
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        310,064*
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        1,386,535*
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,696,599*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 43.5%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 IN
-------------------------------------------------------------------------------
* Includes options and warrants to acquire Common Stock and Series B Convertible Preferred Stock. See Item 5.

                                  SCHEDULE 13D
                               (Amendment No. 19)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 SAMERIAN, LLP
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 WC
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        20,000
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        20,000
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 20,000
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 1.4%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 19)
-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 TIMOTHY S. DURHAM
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a) [X]
                              (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 OO, PF
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        488,974*
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       1,757,974*
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        488,974*
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        1,757,974*
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,246,948*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 54.0%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 IN
-------------------------------------------------------------------------------
* Includes options and warrants to acquire Common Stock and Series B Convertible Preferred Stock. See Item 5.

                                  SCHEDULE 13D
                               (Amendment No. 19)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 DIAMOND INVESTMENTS, LLC
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 WC
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        92,399
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        92,399
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 92,399
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 6.7%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 19)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 DW LEASING COMPANY,  LLC
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 WC
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        17,350
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        17,350
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 17,350
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 1.3%
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 19)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 CHRISTOPHER R. WILLIAMS
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                 (a) [X]
                                 (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        64,900*
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0*
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        64,900*
                                  ----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0*
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 64,900*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      4.7%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 IN
-------------------------------------------------------------------------------
*Does not include securities that are held by other Reporting Persons and that this Reporting Person may be deemed to beneficially own. See Item 5.

                                  SCHEDULE 13D
                               (Amendment No. 19)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 HELEN C. WILLIAMS
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        60,200*
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0*
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        60,200*
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0*
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 60,200*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 4.4%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 IN
-------------------------------------------------------------------------------
* Does not include securities that are held by other Reporting Persons and that this Reporting Person may be deemed to beneficially own. See Item 5.

                                  SCHEDULE 13D
                               (Amendment No. 19)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 JUDY B. LAIKIN
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.
-------------------------------------------------------------------------------
         NUMBER OF               7.    SOLE VOTING POWER
          SHARES                        26,000*
                                 -----------------------------------
       BENEFICIALLY              8.    SHARED VOTING POWER
         OWNED BY                       0*
                                 -----------------------------------
      EACH REPORTING             9.    SOLE DISPOSITIVE POWER
          PERSON                        26,000*
                                 -----------------------------------
           WITH                  10.   SHARED DISPOSITIVE POWER
                                        0*
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 26,000*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES
                           [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 1.9%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

                 IN
-------------------------------------------------------------------------------
* Does not include securities that are held by other Reporting Persons and that this Reporting Person may be deemed to beneficially own. See Item 5.

                                  SCHEDULE 13D
                               (Amendment No. 19)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 NATIONAL LAMPOON ACQUISITION GROUP LLC
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [  ]

-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 WC
-------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 California
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        1,366,535*

                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        1,366,535*

                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,366,535
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 35.8%*
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------
* See Item 5.

                                  SCHEDULE 13D
                               (Amendment No. 19)

-------------------------------------------------------------------------------
CUSIP No. 466254208
-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 DC INVESTMENTS, LLC
-------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [X]
                           (b) [_]
-------------------------------------------------------------------------------
      3.    SEC USE ONLY

-------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS

                 WC
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]


-------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        281,690*
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       1,366,535*
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        281,690*
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        1,366,535*
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,648,225*
-------------------------------------------------------------------------------

      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)
            EXCLUDES  CERTAIN SHARES
                                                  [_]
-------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 43.2%*
-------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
                 OO
-------------------------------------------------------------------------------
* Includes options and warrants to acquire Common Stock and Series B Convertible Preferred Stock. See Item 5.

                        AMENDMENT NO. 19 TO SCHEDULE 13D

     The Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission") on June 17, 1999, by Daniel S. Laikin and Paul Skjodt relating to the common stock, no par value (the "Common Stock"), of J2 Communications, a California corporation (the "Issuer"), as amended on June 22, 1999, July 1, 1999, July 23, 1999, September 3, 1999, September 17, 1999,
November 22, 1999, July 20, 2000, July 25, 2000, August 11, 2000, March 6, 2001,
April 2, 2001, November 19, 2001, November 21, 2001, December 17, 2001, January 31, 2002, May 2, 2002 and June 7, 2002, is hereby amended to furnish and restate the information as set forth herein.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     In making the purchases of the Issuer's securities described in Item 4, Mr. Laikin used personal funds and Mr. Durham used funds loaned to him by D.C. Investments, LLC, a company for which Mr. Durham serves as the Managing Member. The information in Item 4 is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

     As reported in Amendment No. 18 to this Schedule 13, the Issuer entered into a Preferred Stock and Warrant Purchase Agreement, dated April 25, 2002, and as amended May 17, 2002 (the "Purchase Agreement"), with five of the Reporting Persons (Daniel S. Laikin, Paul Skjodt, Timothy S. Durham, DC Investments, LLC ("DC Investments") and National Lampoon Acquisition Group LLC ("NLAG")) and one other person. Pursuant to the Agreement, each of Messrs. Laikin, Skjodt and Durham, DC Investments and the one other person purchased units from the Issuer, with each unit consisting of one share of Series B Convertible Preferred Stock and a warrant to purchase 28.169 shares of Common Stock (the "Units"). The purchase price for the Units was $100 per Unit. The per share purchase price for a share of Common Stock pursuant to the warrants is $3.55 per share prior to the second anniversary of the date of the issuance of the warrant and $5.00 per share from and after such anniversary date

     In the Purchase Agreement, the Issuer also granted to NLAG an option to purchase up to 29,256 units at a price of $100.00 per unit (the "Option"). The Option is exercisable by NLAG or its designees on or before the earlier of January 25, 2003 or ninety days after the Issuer's Common Stock is relisted for trading on the Nasdaq SmallCap Market or listed on any other national exchange or quotation system. Pursuant to the Purchase Agreement, NLAG assigned to each of Messrs. Laikin and Durham, as NLAG's designees, the right to exercise the Option to purchase 2,500 Units. On June 27, 2002, Messrs. Laikin and Durham exercised those rights and each purchased 2,500 Units for $100 per Unit.

     The information in Item 5 is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the close of business on June 27, 2002, the Reporting Persons may be deemed to beneficially own, in the aggregate, 4,257,638 shares of Common Stock, representing approximately 86.7% of the Issuer's outstanding Common Stock (based upon the 1,382,483 shares of Common Stock reported to be outstanding as of June 13, 2002, in the Issuer's Form 10-Q for the Quarter ended April 30, 2002, assuming conversion of the currently issued and outstanding shares of Series B Preferred into Common Stock and including the shares of Common Stock the Reporting Persons have the right to acquire pursuant to the options, warrants and conversion rights reported in Item 4 above and in this Item 5).

(b)  The individual members of the NLAG Group have the following holdings:

     (1) Mr. Durham directly owns 73,200 shares of Common Stock, 7,380 shares of Series B Preferred and warrants to acquire 207,887 shares of Common Stock. Mr. Durham may be deemed to share voting and dispositive power with respect to the securities listed below for Diamond Investments, LLC and DC Investments, LLC, for both of which Mr. Durham serves as Managing Member, and DW Leasing Company, LLC, in which Mr. Durham has an ownership interest.

     (2) Mr. Laikin directly owns 167,250 shares of Common Stock, 22,364 shares of Series B Preferred and warrants to acquire 629,472 shares of Common Stock. He also has the right to acquire 102,333 shares of Common Stock pursuant to stock options. He may be deemed to share voting and dispositive power with respect to securities listed below for Judy B. Laikin.

     (3) Mr. Skjodt directly owns 141,050 shares of Common Stock, 3,000 shares of Series B Preferred and warrants to acquire 84,507 shares of Common Stock. He may be deemed to share voting and dispositive power with respect to the securities listed below for Samerian LLP, in which Mr. Skjodt is a Partner.

     (4) Christopher R. Williams directly owns 64,500 shares of Common Stock and may be deemed to share voting and disposive power with respect to securities listed below for Helen C. Williams.

     (5)  Diamond Investments, LLC directly owns 92,399 shares of Common Stock.

     (6) DC Investments, LLC directly owns 5,000 shares of Series B Preferred and warrants to purchase 140,845 shares of Common Stock.

     (7)  Helen C. Williams directly owns 60,200 shares of Common Stock.

     (8)  Judy B. Laikin directly owns 26,000 shares of Common Stock.

     (9)  Samerian LLP directly owns 20,000 shares of Common Stock.

     (10) DW Leasing Company, LLC directly owns 17,350 shares of Common Stock.

     (11) National Lampoon Acquisition Group LLC holds an option for it, or its designees, to acquire 24,256 units (consisting of 24,256 shares of Series B Preferred and warrants for 683,267 shares of Common Stock).

Each member of the NLAG Group disclaims beneficial ownership of the securities held by the other members of the NLAG Group. Each member of the NLAG Group may be deemed to beneficially own the 4,257,638 shares of Common Stock that are deemed to be beneficially owned collectively by the NLAG Group. Information on the percentage of the shares of Common Stock beneficially owned by each of the Reporting Persons is included in the cover pages to this Amendment No. 18 and is incorporated herein by reference.

(c) The following table sets forth all transactions with respect to shares of Common Stock effected by any of the Reporting Persons since those transactions reported in Amendment No. 18 to this Schedule 13D filed on June 7, 2002. All of the transactions were effected in the open market and exclude commissions paid.




Shareholder     Date      No. of Shares      Transaction      Price Per Share

                                      None



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

A.   Joint Filing Agreement Pursuant to Regulationss.240.13d-1(k).

B.   Preferred Stock and Warrant Purchase Agreement, dated April 25, 2002.

C. First Amendment to Preferred Stock and Warrant Purchase Agreement, dated May 17, 2002.

D.   First Amendment to Voting Agreement, dated June 6, 2002.

E. Mutual Release, dated May 17, 2002, among the Issuer, James P. Jimirro and the members of the NLAG Group.

F. Employment Agreement, dated May 17, 2002, between the Issuer and Daniel S. Laikin.

G. Non-Qualified Stock Option Agreement, dated May 17, 2002, between the Issuer and Daniel S. Laikin.

H. Letter, dated May 17, 2002, regarding Termination of Surviving Provisions of Letter Agreement, from the Issuer to Daniel S. Laikin and Paul Skjodt.

I. Form of Common Stock Warrant (including Schedule identifying material terms).

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 9, 2002

/s/ Daniel S. Laikin
--------------------------------------------
DANIEL S. LAIKIN


/s/ Pauul Skjodt
--------------------------------------------
PAUL SKJODT


SAMERIAN LLP

/s/ Paul Skjodt
--------------------------------------------
By:  Paul Skjodt
Its:  Managing Member

/s/ Timothy S. Durham
--------------------------------------------
TIMOTHY S. DURHAM


DIAMOND INVESTMENTS, LLC

/s/ Timothy S. Durham
--------------------------------------------
By:  Timothy S. Durham
Its:   Managing Member


DW LEASING COMPANY, LLC

/s/ Timothy S. Durham
--------------------------------------------
By:  Timothy S. Durham
Its:  Managing Member

/s/ Christopher R. Williams
--------------------------------------------
CHRISTOPHER R. WILLIAMS


/s/ Helen C. Williams
--------------------------------------------
HELEN C. WILLIAMS

/s/ Judy B. Laikin
--------------------------------------------
JUDY B. LAIKIN


NATIONAL LAMPOON ACQUISITION GROUP LLC



By:/s/ Daniel S. Laikin
     ----------------------------------------
Its: Managing Member
     ----------------------------------------


DC INVESTMENTS, LLC



By: /s/ Timothy S. Durham
        ---------------------------------------
Its:  Managing Member
       ---------------------------------------

                                  EXHIBIT INDEX


Exhibit               Description
No.

A    Joint Filing Agreement Pursuant to Regulation Section 240.13d-1(k).

B Preferred Stock and Warrant Purchase Agreement, dated as of April 25, 2002. This Exhibit is incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Issuer on April 29, 2002.

C First Amendment to Preferred Stock and Warrant Purchase Agreement, dated May 17, 2002. This Exhibit is incorporated by reference to Exhibit 10.1 in the Issuer's Form 8-K filed on May 31, 2002.

D First Amendment to Voting Agreement dated June 6, 2002. This Exhibit is incorporated by reference to Exhibit D to Amendment No. 18 to Schedule 13D filed on June 7, 2002.

E Mutual Release, dated May 17, 2002, among the Issuer, James P. Jimirro and the members of the NLAG Group. This Exhibit is incorporated by reference to
     Exhibit 10.7 in the Issuer's Form 8-K filed on May 31, 2002.

F Employment Agreement, dated May 17, 2002, between the Issuer and Daniel S. Laikin. This Exhibit is incorporated by reference to Exhibit 10.9 in the Issuer's Form 8-K filed on May 31, 2002.

G Non-Qualified Stock Option Agreement, dated May 17, 2002, between the Issuer and Daniel S. Laikin. This Exhibit is incorporated by reference to
     Exhibit 10.10 in the Issuer's Form 8-K filed on May 31, 2002.

H Letter, dated May 17, 2002, regarding Termination of Surviving Provisions of Letter Agreement, from the Issuer to Daniel S. Laikin and Paul Skjodt. This Exhibit is incorporated by reference to Exhibit 10.12 in the Issuer's Form 8-K filed on May 31, 2002.

I Form of Common Stock Warrant, dated May 17, 2002 (including Schedule identifying material terms). This Exhibit is incorporated by reference to
     Exhibit 10.16 in the Issuer's Form 8-K filed on May 31, 2002.

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agree to the joint filing of a statement on Schedule 13D, including amendments thereto, with respect to the common shares, no par value, of J2 Communications, a California corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such filings, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing
Agreement may be executed in any number of counterparts, all of which collectively shall constitute one and the same instrument.

Dated: June 7, 2002

/s/ Daniel S. Laikin
-----------------------------------------
DANIEL S. LAIKIN


/s/ Paul Skjodt
--------------------------------------------
PAUL SKJODT


SAMERIAN LLP

/s/ Paul Skjodt
--------------------------------------------
By:   Paul Skjodt
Its:  Managing Member

/s/ Timothy S. Durham
--------------------------------------------
TIMOTHY S. DURHAM


DIAMOND INVESTMENTS, LLC

/s/ Timothy S. Durham
--------------------------------------------
By:   Timothy S. Durham
Its:  Managing Member

DW LEASING COMPANY, LLC

/s/ Timothy S. Durham
--------------------------------------------
By:   Timothy S. Durham
Its:  Managing Member

/s/ Christopher R. Williams
--------------------------------------------
CHRISTOPHER R. WILLIAMS

/s/ Helen C. Williams
--------------------------------------------
HELEN C. WILLIAMS


/s/ Judy B. Laikin
--------------------------------------------
JUDY B. LAIKIN


NATIONAL LAMPOON ACQUISITION GROUP LLC


By:  /s/ Daniel S. Laikin

Its:  Managing Member



DC INVESTMENTS, LLC


By:  /s/ Timothy S. Durham

Its:  Managing Member